Voluntary Offer
for all issued and outstanding shares in
Wavefield Inseis ASA
Submitted by
Compagnie Générale de Géophysique-Veritas SA
Exchange Ratio:
7 shares in Wavefield Inseis ASA to be exchanged for 1 share in Compagnie Générale de Géophysique-Veritas SA
Offer Period:
From and including November 27, 2008 to and including December 12, 2008 at 5.30 pm CET
Lead Strategic Financial Advisor:
Norwegian Financial Advisors:

Manager:
The offer document is available on CGGVeritas website (www.cggveritas.com)
and at the offices of DnB NOR Markets